# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Datavault AI Inc., CIK 0001682149
CUSIP: 86633R609
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Date of event which requires filing of this statement: 08/08/2025
Filed by CIK 0001755804
Persons authorized to receive notices and communications: Nathaniel Bradley, 48 Wall Street, Floor 11, New York, New York (NY), 10005, 520-631-9595

## Reporting persons
- Nathaniel Bradley (CIK 0001755804): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 9,645,952; sole dispositive power 0; shared dispositive power 9,645,952; aggregate amount beneficially owned 9,645,952 (9.9% of the class)
  Comment: Mr. Bradley is Chief Executive Officer and sole director of EOS Technology Holdings Inc. (formerly known as Data Vault Holdings Inc.) and the spouse of Sonia Choi. The shares beneficially owned by Mr. Bradley consist of 4,265,361 shares held directly by Mr. Bradley, 2,399,911 shares held directly by EOS Technology Holdings Inc., and 2,980,680 shares held directly by Ms. Choi.
- Sonia Choi (CIK 0001918125): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 7,246,041; sole dispositive power 0; shared dispositive power 7,246,041; aggregate amount beneficially owned 7,246,041 (7.4% of the class)
  Comment: Ms. Choi is the spouse of Mr. Bradley. The shares beneficially owned by Ms. Choi consist of 2,980,680 shares held directly by Ms. Choi and 4,265,361 shares held directly by Mr. Bradley.
- EOS Technology Holdings Inc. (CIK 0001882356): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,399,911; sole dispositive power 0; shared dispositive power 2,399,911; aggregate amount beneficially owned 2,399,911 (2.5% of the class)
  Comment: These shares are held directly by EOS Technology Holdings Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Datavault AI Inc.
Address of issuer's principal executive offices: 15268 NW Greenbrier Pkwy, Beaverton, Oregon (OR), 97006
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of Datavault AI Inc., a Delaware corporation (the "Issuer"), amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 13, 2025 (the "Original Schedule 13D"), as amended by the Amendment No. 1 to Schedule 13D, filed by the Reporting Persons with the SEC on June 27, 2025 (the "Amendment No. 1" and, together with the Original Schedule 13D, the "Schedule 13D").

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of Amendment No. 1 is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of Amendment No. 1 is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended to add the following:

On September 20, 2025, Mr. Bradley received 50,000 shares as a result of the scheduled vesting of a portion of the RSUs granted on January 2, 2025 as compensation for Mr. Bradley's service as an officer of the Issuer.

On July 10, 2025, Mr. Bradley received 500,000 restricted shares as compensation for his service as an employee of the Issuer pursuant to the issuer's 2018 Long-Term Stock Incentive Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

300,000 shares of Common Stock of the issuer were transferred by EOS Technology Holdings Inc. ("EOS") to a third party in connection with that certain Settlement Agreement and Release of all Claims, dated as of July 30, 2025, by and between the Issuer, Mr. Bradley, and various other parties.

An aggregate of 300,000 shares of Common Stock of the Issuer were transferred by EOS to two separate third parties in connection with one Settlement Agreement and Release, dated as of July 31, 2025, by and between EOS, Mr. Bradley, and one of the third parties receiving shares of Common Stock.

1,000,000 shares of Common Stock of the Issuer were transferred by EOS to a third party in connection with a services agreement, dated as of August 8, 2025 (the "Services Agreement"), by and between EOS and the services provider under the Services Agreement.

To the extent required, the disclosure in Item 3 of this Amendment No. 2 is incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is amended and restated as follows:

The percentage ownership of shares of Common Stock set forth in this Amendment No. 2 is based upon 97,692,374 shares outstanding as of July 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is amended and restated as follows:

As of the date of this Amendment No. 2, Mr. Bradley beneficially owned 9,645,952 shares, consisting of 4,265,361 shares held directly by Mr. Bradley, 2,399,911 shares held directly by EOS Technology Holdings Inc., and 2,980,680 shares held directly by Ms. Choi.

As of the date of this Amendment No. 2, Ms. Choi beneficially owned 7,246,041 shares, consisting of 2,980,680 shares held directly by Ms. Choi and 4,265,361 shares held directly by Mr. Bradley.

As of the date of this Amendment No. 2, EOS beneficially owned 2,399,911 shares, held directly by EOS.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of the Schedule 13D, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Amendment No. 2.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information set forth in Item 2(a) of Amendment No. 1 is incorporated herein by reference.

## Signatures
- Nathaniel Bradley: /s/ Nathaniel Bradley, Nathaniel Bradley (08/12/2025)
- Sonia Choi: /s/ Sonia Choi, Sonia Choi (08/12/2025)
- EOS Technology Holdings Inc.: /s/ Nathaniel Bradley, Nathaniel Bradley, CEO (08/12/2025)